Exhibit 99.1

BACHOCO REACHES AN AGREEMENT TO ACQUIRE NORSON, IN MEXICO

Celaya, Guanajuato, Mexico December 2nd, 2022

Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE: IBA; BMV: BACHOCO), announced today, that has achieved a business agreement to acquire 100% of the capital equity of Norson Holding S. de R.L. of C.V., a vertically integrated pork producer and exporter, located in Sonora, Mexico.

With more than 40 years of presence in the market, Norson is a relevant pork producer in Mexico. Norson’s integration consists of genetics, hog farms, feed mills, slaughter and cut facilities, value added facilities, distributions centers and owned retail shops. Norson also participates in the export market; USA, Japan, China and Korea are their main commercial destinations. This, along with the effort of more than 3,600 collaborators has allowed them to be one of the leading companies within their industry.

This agreement must be approved by Mexican antitrust authorities, COFECE. Once authorized, more details of the transaction will be given.

Rodolfo Ramos, CFO, stated:

“This agreement is in line with our growth plans for our pork business and follows our diversification strategy in other proteins.

Once we have the approval of the corresponding authorities, we will proceed to integrate and capture the identified synergies. With this, we continue reinforcing our presence in the Mexican market, in order to become one of the main producers of animal protein.”

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public Company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated Company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and other products. Bachoco owns and manages more than a thousand facilities, organized in nine productive complexes and 80 distribution centers in Mexico, and a productive complex in the United States. Currently the Company employs more than 32,000 people. The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

EXENCIÓN DE RESPONSABILIDAD. The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management’s current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law Industrias Bachoco, S.A.B. de C.V. undertakes no obligation to publicly update or revise any forward-looking statement.